Exhibit 16.1

April 27, 2009

Securities and Exchange Commission

Washington, D.C. 20549

Ladies and Gentlemen:

We were previously principal accountants for Securus Technologies, Inc. and, under the date of March 27, 2009, we reported on the consolidated financial statements of Securus Technologies, Inc. as of December 31, 2008 and 2007 and each of the years in the three-year period ended December 31, 2008. On April 9, 2009, we were dismissed. We have read Securus Technologies, Inc.’s statements included under Item 4.01(a) and 4.01(c) of its Form 8-K/A dated April 9, 2009, and we agree with such statements, except that we are not in a position to agree or disagree with Securus Technologies, Inc.’s statement that the change was approved by the audit committee of the board of directors.

Very truly yours,

/s/ KPMG LLP